# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollomics Inc., CIK 0001944885
CUSIP: G0411D123
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 989 EAST HILLSDALE BLVD., STE 220, FOSTER CITY, California (CA), 94404
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0002023674
Persons authorized to receive notices and communications: Hung-Wen Chen, 4F, No. 6, Lane 8, Qingtian Street, Da'an District,, Taipei City, Taiwan (F5), 106, 886932033081

## Reporting persons
- Hung-Wen Chen (CIK 0002023674): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 423,334; shared voting power 1,029,695; sole dispositive power 423,334; shared dispositive power 1,029,695; aggregate amount beneficially owned 1,453,029 (49.76% of the class)
- King Regent Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Seychelles (T2); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,029,695; sole dispositive power 0; shared dispositive power 1,029,695; aggregate amount beneficially owned 1,029,695 (35.32% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares
Name of issuer: Apollomics Inc.
Address of issuer's principal executive offices: 989 EAST HILLSDALE BLVD., STE 220, FOSTER CITY, California (CA), 94404
Comment:
On August 14, 2026, Apollomics Inc. (the "Company") closed a PIPE transaction and note conversion with Mr. Hung-Wen (Howard) Chen, the Company's Chairman and Chief Executive Officer. Pursuant to the PIPE transaction, Mr. Chen, through him directly and via King Regent, acquired an aggregate of 370,000 Class A Ordinary Shares, at the aggregate price of $5,550,005.00. Pursuant to the note conversion, Mr. Chen acquired 166,667 Class A Ordinary Shares.

Mr. Chen also acquired 15,000 shares via the vesting of his restricted stock unit, where 5,000 shares have vested on each of February 9, 2026, March 15, 2026 and June 15, 2026, and an additional 5,000 shares will vest on September 15, 2026.

## Item 2. Identity and Background
Name of person filing: (i) Hung-Wen (Howard) Chen ("Mr. Chen"); and (ii) King Regent Management Limited ("King Regent," and together with Mr. Chen, the "Reporting Persons")
Residence or business address: The business address of Mr. Chen is 4F, No. 6, Lane 8, Qingtian Street, Da'an District, Taipei City 106 Taiwan. The business address of King Regent is 4F, No. 6, Lane 8, Qingtian Street, Da'an District, Taipei City 106 Taiwan.
Present principal occupation or employment: (1) Chairman of the Board and Chief Executive Officer of the Issuer. (2) King Regent is a private investment holding company that is wholly owned by Hung-Wen Chen
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Chen is a citizen of Taiwan. King Regent is organized under the laws of Republic of Seychelles.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 7, 2026, Hung-Wen (Howard) Chen ("Mr. Chen") and his wholly-owned investment vehicle, King Regent Management Limited ("King Regent"), entered into subscription agreements (the "Subscription Agreements") with the Issuer. Pursuant to the Subscription Agreements: (i) Mr. Chen agreed to acquire an aggregate of 270,000 Class A Shares, consisting of 103,333 Class A Shares for cash at a purchase price of $15.00 per share and 166,667 Class A Shares issued upon the automatic conversion of Mr. Chen's Convertible Promissory Note, dated March 30, 2026, at a conversion price of $12.00 per share; and (ii) King Regent agreed to purchase 266,667 Class A Shares for cash at a purchase price of $15.00 per share.

The private placement transaction closed on August 14, 2026 (the "Private Placement Transaction"). The cash consideration for the subscriptions was funded using the respective personal funds and working capital of Mr. Chen and King Regent.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Chen and King Regent acquired the Class A Shares in the Private Placement Transaction for investment purposes. The Reporting Persons may from time to time review their investment and, subject to market conditions, acquire or dispose of Class A Shares in open market or private transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment No. 2, Mr. Chen beneficially owns 1,453,029 Class A Shares in the aggregate, representing approximately 49.76% of the outstanding Class A Shares. Such beneficial ownership consists of: (i) 403,334 Class A Shares held directly by Mr. Chen; (ii) 15,000 Class A Shares held in Mr. Chen's brokerage account following the settlement of previously vested RSUs; (iii) 5,000 Class A Shares issuable upon the settlement of RSUs held directly by Mr. Chen that are scheduled to vest within 60 days of the date of this statement (on September 15, 2026); and (iv) 1,029,695 Class A Shares held directly by King Regent. Mr. Chen is the sole director and shareholder of King Regent and therefore shares voting and dispositive power over the shares held by King Regent. The percentage of Class A Shares beneficially owned is based on 2,914,962 Class A Shares outstanding immediately following the closing of the Private Placement Transaction, plus 5,000 Class A Shares issuable upon the vesting of Mr. Chen's RSUs within 60 days, which are deemed outstanding pursuant to Rule 13d-3(d)(1) (yielding an individualized denominator of 2,919,962 shares).
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Chen has sole voting and dispositive power over 423,334 Class A Shares (consisting of the shares described in clauses (i), (ii), and (iii) of Item 5(a) above). Mr. Chen shares voting and dispositive power over 1,029,695 Class A Shares held directly by King Regent.
Transactions in the class effected during the past sixty days: Mr. Chen and King Regent have not effected any transactions in the Class A Shares during the past 60 days, except for the Private Placement Transaction and note conversion closed on August 14, 2026, as described in Item 3.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Chen is the sole owner and director of King Regent. On August 7, 2026, Mr. Chen and King Regent entered into their respective Subscription Agreements described in Item 3, which are incorporated herein by reference as Exhibit 99.2.

On July 28, 2026, Mr. Chen executed and delivered a Waiver and Consent Letter (the "Waiver Letter") to the Issuer, pursuant to which Mr. Chen voluntarily waived the requirement set forth in Section 2.5(b) of the Convertible Promissory Note, dated March 30, 2026, that the Issuer raise aggregate gross proceeds of not less than USD $10,000,000 in connection with the Proposed Financing. Pursuant to the Waiver Letter, Mr. Chen consented and agreed that the Private Placement Transaction constitutes a "Next Equity Financing" under the Note, triggering the automatic conversion of the outstanding principal balance of the Note into Class A Shares concurrently with the closing of the Private Placement Transaction. The Waiver Letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Convertible Promissory Note, dated March 30, 2026, issued by Apollomics Inc. to Hung-Wen Chen (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by APLM on April 1st, 2026)

99.2 Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K furnished on August 11, 2026).

99.3 Waiver and Consent Letter, dated July 28, 2026, by and between Hung-Wen Chen and Apollomics Inc. (filed herewith).

99.4 Joint Filing Agreement, dated August 15, 2026, by and between Mr. Hung-Wen Chen and King Regent Management Limited (filed herewith).

## Signatures
- Hung-Wen Chen: /s/ Hung-Wen Chen, Director (08/15/2026)
- King Regent Management Limited: /s/ Hung-Wen Chen, Director (08/15/2026)